Mail Stop 3561   March 2, 2007

YuKwai Chong
President
Fuqi International, Inc.
5/F., Block 1, Shi Hua Industrial Zone
Chu Zhu Road North
Shenzhen, 518019
Peoples Republic of China

> **Re:**   **Fuqi International, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed February 14, 2007**
> **File No. 0-52383**

Dear Mr. Chong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Feel free to call us at the telephone numbers listed at the end of this letter.

Manufacturing, page 2

1. We note your response to comment 5 in our letter dated January 26, 2007 and that ISO accreditation is an international standard of quality. Please further explain the significance of ISO 9001 accreditation. What level of quality does it represent?

Business and Growth Strategy, page 3

2. We note your response to comment 7 in our letter dated January 26, 2007. It does not appear you addressed the following questions which were included in that comment:

   - Considering it would appear that you offer a wide variety of product styles, do you plan to offer all of these in your retail stores?

   - Are there any limitations upon what you may sell in the retail market as compared to what you sell to your wholesale clients?

Please revise.

3. You indicate that during 2007, you intend to open 15 retail stores in municipalities and provincial capitals in China, including Beijing, Shanghai, Shenyang, Wuhan and Chengdu. It is unclear why you do not also discuss the acquisition of department store counters you refer to under Liquidity and Capital Resources. Please advise or revise.

Liquidity and Capital Resources, page 24

4. You indicate you intend to acquire two retail stores and 20 department store counters in municipalities and provincial capitals in China, including Beijing, Shanghai, Shenyang, Wuhan and Chengdu. In 2007, you plan to acquire another 6 to 7 stores and 70 to 80 counters while opening 3 to 4 stores and 20 to 30 counters yourself. Given your disclosure under Business and Growth Strategy, it is unclear how many retail stores and department store counters you intend to acquire and how many you plan to open yourself. Please clarify.

5. Please explain in further detail how you will accomplish the 15 store expansion you refer to under Business and Growth Strategy. It is not clear how this will happen in 2007. For example, you do not indicate the current status of negotiations except that you are "attempting" to negotiate. You do not discuss staff availability and training or development of the site, etc. Please revise.

Item 6. Executive Compensation, page 29

6. In the third paragraph you indicate once or soon after you have become a company with securities publicly traded in the United States, you intend to substantially increase the annual compensation of your Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. Please clarify whether prior to those increases your Board will establish a compensation committee that will develop a compensation program for your executive officers for fiscal 2007 and beyond to achieve the objectives you describe. If not, please discuss the reason(s) for such action and the methods to be used in determining the increases.

7. It is not clear whether your executive compensation disclosure includes persons described in Item 402(a)(3)(iv) of Regulation S-K. Please advise or revise.

Item 15. Financial Statements, page 40

8. We have considered your response to part (f) of comment 32 in our letter dated January 26, 2007. However, based on the substance of the transactions, the guidance in SAB Topics 4:G and 4:E, as well as your past practice of relieving significant portions of the advances made to your principal stockholder through

the issuance of dividends, it appears that the advances to and related repayments from your principal stockholder are equivalent to capital distributions and contributions that should be accounted for as such. Thus, please revise your balance sheets and statements of cash flows accordingly. With respect to the balance sheets, we expect that the due from stockholder account will be reflected as a separate contra-equity line item within the equity section. To the extent the contra-equity account is relieved via dividends rather than cash, we expect such dividends to be treated as a reduction of retained earnings in the period of the dividend. With respect to the revised statements of cash flows, we expect such advances/capital distributions and related repayments/capital contributions to be classified as financing activities, in accordance with the guidance in SFAS 95. If you continue to believe your current accounting and financial statement presentation is more appropriate, please advise us in detail as to the basis for your position.

<u>Report of Independent Registered Accounting Firm, page 53</u>

9. We have reviewed your response to comment 36 in our letter dated January 26, 2007. Please verify for us in writing that the Hong Kong office of Stonefield Josephson, Inc. is not a separate legal entity.   If the Hong Kong office is a separate legal entity, we will have further comment.

You may contact Sarah Goldberg, Staff Accountant, at (202) 551-3340 or Robyn Manuel, Senior Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at (202) 551-3240, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at 202-551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Anh Tran, Esq.
        Fax: (310) 552-5001